NEVSUN

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on April 27, 2009.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 a.m., PDT on Thursday, April 23, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

18FE09077.E.SEDAR/000001/000001A

NEVSUN

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual Meeting to be held on April 27, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 9:00 a.m., PDT on Thursday, April 23, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

18FE09077.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

Management Appointees are: Clifford T. Davis,or failing him Maureen D Carse,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of **Nevsun Resources Ltd.** to be held at Suite 1000, 840 Howe Street, Vancouver, B.C. on April 27, 2009 at 9:00 a.m., PDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. R. Stuart Angus	☐	☐	02. John A. Clarke	☐	☐	03. Clifford T. Davis	☐	☐
04. Robert J. Gayton	☐	☐	05. Gary E. German	☐	☐	06. Gerard E. Munera	☐	☐

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	For	Withhold
2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Stock Option Plan	☐	☐

Be it resolved that:

a) All unallocated options under the Stock Option Plan be and are hereby approved;

b) The Company have the ability to continue granting options under the Stock Option Plan until April 27, 2012, the date being three (3) years from the date at which shareholder approval is sought; and

c) Any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Appointment of Proxyholder

I/We, being holder(s) of Nevsun Resources Ltd. hereby appoint: Clifford T. Davis,or failing him Maureen D Carse,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of **Nevsun Resources Ltd.** to be held at Suite 1000, 840 Howe Street, Vancouver, B.C. on April 27, 2009 at 9:00 a.m., PDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. R. Stuart Angus	☐	☐	02. John A. Clarke	☐	☐	03. Clifford T. Davis	☐	☐
04. Robert J. Gayton	☐	☐	05. Gary E. German	☐	☐	06. Gerard E. Munera	☐	☐

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	For	Withhold
2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Stock Option Plan	☐	☐

Be it resolved that:

a) All unallocated options under the Stock Option Plan be and are hereby approved;

b) The Company have the ability to continue granting options under the Stock Option Plan until April 27, 2012, the date being three (3) years from the date at which shareholder approval is sought; and

c) Any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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